Exhibit 99.3

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Earnings

(In millions of United States dollars, except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2018	2017	2018	2017
Revenues	8	$508.2	$337.4	$1,644.8	$1,086.1
Costs and expenses:
Direct costs, selling, general and administration	9	399.7	272.3	1,177.2	891.5
Depreciation and amortization		119.5	19.2	347.0	57.5
Impairment losses	10	345.9	—	345.9	—
Foreign exchange loss (gain)		0.4	(3.7)	2.4	(13.4)
Share-based compensation expense	11	4.2	5.3	13.5	12.1
Other expense	12	26.2	10.3	55.5	46.1
(Loss) earnings before interest and income taxes		(387.7)	34.0	(296.7)	92.3
Finance expense, net		48.7	11.1	142.9	32.5
(Loss) earnings before income taxes		(436.4)	22.9	(439.6)	59.8
Income tax (recovery) expense		(4.6)	10.6	(17.6)	23.9
Equity in loss (earnings) from joint ventures, net of tax		0.7	—	(1.9)	—
Net (loss) earnings		$(432.5)	$12.3	$(420.1)	$35.9

Net (loss) earnings per common share:
Basic	13	$(7.31)	$0.34	$(7.29)	$0.98
Diluted	13	$(7.31)	$0.34	$(7.29)	$0.98

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In millions of United States dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Net (loss) earnings	$(432.5)	$12.3	$(420.1)	$35.9
Other comprehensive income (loss):
Items that may be subsequently reclassified to earnings:
Foreign currency translation adjustment	(10.2)	0.9	2.0	1.6
Net (loss) gain on hedge of net investment in foreign operations (net of income tax expense of nil for each of the three and nine months ended September 30, 2018 and 2017, respectively)	6.0	—	(6.3)	1.3
Effective portion of changes in fair value of derivatives designated as cash flow hedges (net of income tax expense of $2.7 million and $0.7 million for the three months ended September 30, 2018 and 2017, respectively; and net of income tax expense of $1.7 million and income tax recovery of $1.1 million for the nine months ended September 30, 2018 and 2017, respectively)	4.0	0.9	4.7	(1.9)
Net change in fair value of derivatives designated as cash flow hedges transferred to earnings (net of income tax recovery of nil and $0.1 million for the three months ended September 30, 2018 and 2017, respectively; and net of income tax recovery of $0.2 million and income tax recovery of $1.2 million for the nine months ended September 30, 2018 and 2017, respectively)	0.2	0.8	(0.4)	(4.9)
Net change in fair value of available-for-sale financial assets (net of income tax expense of nil for each of the three and nine months ended September 30, 2018 and 2017, respectively.	—	—	—	0.1
Other comprehensive income (loss), net of income taxes	0.0	2.6	0.0	(3.8)
Comprehensive (loss) income	$(432.5)	$14.9	$(420.1)	$32.1

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Balance Sheets

(In millions of United States dollars)

		September 30,	December 31,
	Note	2018	2017
Assets
Current assets:
Cash and cash equivalents		$10.6	$19.1
Trade and other receivables, net		311.6	348.2
Financial assets, other		16.5	16.3
Contract assets		185.3	128.3
Inventories		52.8	96.5
Non-financial assets		76.4	125.2
Current tax assets		102.6	71.7
Total current assets		755.8	805.3
Non-current assets:
Orbital receivables		428.8	424.2
Financial assets, other		86.1	95.2
Non-financial assets		50.9	41.6
Deferred tax assets		109.7	108.3
Property, plant and equipment		972.0	1,054.9
Intangible assets		1,392.3	1,753.4
Goodwill		2,393.0	2,374.4
Total non-current assets		5,432.8	5,852.0
Total assets		$6,188.6	$6,657.3
Liabilities and Shareholders’ Equity
Current liabilities:
Trade and other payables		$239.0	$236.9
Current tax liabilities		32.0	49.2
Financial liabilities, other		9.0	18.9
Provisions and other non-financial liabilities		14.5	11.3
Employee benefits		113.6	123.9
Contract liabilities		367.5	465.5
Securitization liability		15.4	15.5
Current portion of long-term debt	6	13.0	18.1
Total current liabilities		804.0	939.3
Non-current liabilities:
Financial liabilities, other		13.7	13.8
Provisions		55.2	159.3
Employee benefits		205.2	217.6
Non-financial liabilities		41.2	42.1
Contract liabilities		75.5	134.3
Deferred tax liabilities		106.8	103.6
Securitization liability		96.9	90.8
Long-term debt	6	3,082.1	2,942.9
Total non-current liabilities		3,676.6	3,704.4
Total liabilities		4,480.6	4,643.7
Shareholders’ equity:
Share capital (no par value, unlimited common shares authorized; 59.1 million and 56.2 million common shares issued and outstanding, respectively)		1,696.4	1,550.3
Contributed surplus		68.0	50.6
(Accumulated loss) retained earnings		(207.3)	261.8
Accumulated other comprehensive income		150.9	150.9
Total shareholders' equity		1,708.0	2,013.6
Total liabilities and shareholders' equity		$6,188.6	$6,657.3

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statements of Change in Shareholders’ Equity

(In millions of United States dollars)

Nine months ended September 30, 2018

				Accumulated other comprehensive income
							Actuarial
							gains
				Net		Fair	on defined
				loss on		value	benefit	Total
				hedge	Foreign	gains	pension plans	accumulated
				of net investment	currency	(losses) on	and other	other	Total
	Share	Contributed	Accumulated	in foreign	translation	cash flow	post-retirement	comprehensive	shareholders’
	capital	surplus	loss	operations	adjustment	hedges	benefit plans	income (loss)	equity
Balance as at January 1, 2018	$1,550.3	$50.6	$261.8	$(28.6)	$157.9	$3.3	$18.3	$150.9	$2,013.6
Common shares issued as part of dissenting shareholder settlement	110.5	—	—	—	—	—	—	—	110.5
Common shares issued as part of acquisition of Neptec	24.7	—	—	—	—	—	—	—	24.7
Common shares issued under employee share purchase plan	3.2	—	—	—	—	—	—	—	3.2
Common shares issued upon vesting or exercise of share-based compensation awards	8.1	(8.1)	—	—	—	—	—	—	—
Reclassification of cash-settled share-based compensation awards to equity-settled	(0.4)	1.1	—	—	—	—	—	—	0.7
Equity-settled share-based compensation expense	—	24.4	—	—	—	—	—	—	24.4
Dividends (C$0.74 per common share)	—	—	(49.0)	—	—	—	—	—	(49.0)
Comprehensive income (loss)	—	—	(420.1)	(6.3)	2.0	4.3	—	—	(420.1)
Balance as at September 30, 2018	$1,696.4	$68.0	$(207.3)	$(34.9)	$159.9	$7.6	$18.3	$150.9	$1,708.0

Nine months ended September 30, 2017

				Accumulated other comprehensive income
								Actuarial
				Net			Fair	gains
				gain		Fair	value	on defined
				(loss) on		value	gains on	benefit	Total
				hedge	Foreign	gains	available-	pension plans	accumulated
				of net investment	currency	(losses) on	for-sale	and other	other	Total
	Share	Contributed	Retained	in foreign	translation	cash flow	financial	post-retirement	comprehensive	shareholders’
	capital	surplus	earnings	operations	adjustment	hedges	assets	benefit plans	income (loss)	equity
Balance as at January 1, 2017	$466.9	$31.0	$208.8	$(28.4)	$152.3	$10.2	$0.7	$21.5	$156.3	$863.0
Common shares issued under employee share purchase plan	3.4	—	—	—	—	—	—	—	—	3.4
Common shares issued upon exercise of share-based compensation awards	1.1	(1.1)	—	—	—	—	—	—	—	—
Equity-settled share-based compensation expense	—	6.9	—	—	—	—	—	—	—	6.9
Dividends (C$1.11 per common share)	—	—	(31.2)	—	—	—	—	—	—	(31.2)
Comprehensive income (loss)	—	—	35.9	1.3	1.6	(6.8)	0.1	—	(3.8)	32.1
Balance as at September 30, 2017	$471.4	$36.8	$213.5	$(27.1)	$153.9	$3.4	$0.8	$21.5	$152.5	$874.2

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Unaudited Condensed Consolidated Statement of Cash Flows

(In millions of United States dollars)

		Nine months ended
		September 30,
	Note	2018	2017
Cash flows provided by (used in):
Operating activities:
Net (loss) earnings		$(420.1)	$35.9
Adjustments to reconcile to net cash from operating activities:
Impairment losses and inventory obsolescence	11	383.6	—
Depreciation of property, plant and equipment		120.6	24.8
Amortization of intangible assets		226.4	32.8
Share-based compensation expense	10	13.5	12.1
Finance expense, net		142.9	25.6
Foreign exchange loss (gain)		3.3	(10.1)
Income tax (recovery) expense		(17.6)	23.9
Income taxes recovered		1.7	2.0
Legal provision and non-cash settlement		7.9	—
Loss on sale of subsidiary		2.8	—
Changes in operating assets and liabilities:
Trade and other receivables		38.1	21.0
Contract assets		(58.6)	(54.1)
Financial assets, other		3.1	(29.4)
Trade and other payables		11.2	19.7
Employee benefits liability		(14.7)	(23.2)
Contract liabilities		(176.6)	(43.2)
Financial liabilities, other		(7.0)	5.0
Cash provided by operating activities		260.5	42.8

Investing activities:
Purchase of property, plant and equipment		(115.5)	(27.3)
Purchase/development of intangible assets		(107.3)	(43.3)
Decrease in restricted cash		14.3	7.6
Cash paid for Neptec acquisition		(5.9)	—
Cash collected on note receivable		5.0	—
Purchase of short term investments and interest received		(4.5)	0.2
Disposal of subsidiary		4.4	—
Cash used in investing activities		(209.5)	(62.8)

Financing activities:
Proceeds from the Syndicated Credit Facility and other long-term debt		161.0	215.9
Repayments of long term debt		(35.8)	(110.2)
Interest paid on long-term debt		(139.6)	(25.2)
Proceeds from securitization of orbital receivables		18.2	—
Settlement of securitization liability		(16.7)	(16.0)
Payment of dividends and other		(48.8)	(29.1)
Cash (used in) provided by financing activities		(61.7)	35.4
(Decrease) increase in cash and cash equivalents		(10.7)	15.4
Effect of foreign exchange on cash and cash equivalents		(0.1)	(1.2)
Cash and cash equivalents, beginning of period (a)		19.1	(3.8)
Cash and cash equivalents, end of period (a)		$8.3	$10.4

(a)

Cash and cash equivalents are net of bank overdrafts of $2.3 million and nil as at September 30, 2018, and September 30, 2017, respectively. The Company had an overdraft of nil and $17.9 million as of December 31, 2017 and December 31, 2016, respectively.

See accompanying notes to the Unaudited Condensed Consolidated Interim Financial Statements.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

1.General business description:

Maxar Technologies Ltd. (the “Company” or “Maxar”), is a corporation continued under the laws of the province of British Columbia, Canada with common shares listed on the Toronto Stock Exchange and the New York Stock Exchange, each under the symbol: MAXR. On October 5, 2017, the Company’s name was changed from MacDonald, Dettwiler and Associates Ltd. to Maxar Technologies Ltd. The Company’s registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada.

Maxar is an industry leading vertically-integrated space and geospatial intelligence company with a full range of space technology solutions for commercial and government customers including satellite building and operations, ground infrastructure, space robotics, earth imagery, geospatial data and analytics.

2.Basis of preparation:

These unaudited condensed consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2017, with the exception of new accounting policies that were adopted on January 1, 2018 as described in note 3.  In addition, the Company reclassified $27.4 million related to its equity method investment in a joint venture from non-current non-financial assets to non-current financial assets, other. Certain other prior period amounts have been reclassified to conform to the current period presentation. These condensed consolidated interim financial statements have been prepared in compliance with IAS 34 - Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2017, which are included in the Company’s 2017 Annual Report.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

3.Change in accounting policy:

IFRS 15 - Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers, which supersedes IAS 18 - Revenue, IAS 11 - Construction Contracts and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single, principles-based five-step model to be applied to all contracts with customers to determine how and when an entity should recognize revenue. The standard also provides guidance on whether revenue should be recognized at a point in time or over time as well as requirements for more informative, relevant disclosures.

The Company adopted IFRS 15 on January 1, 2018 and its adoption did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures, except for the classification of certain liabilities as described below. The Company has applied IFRS 15 in accordance with the full retrospective transitional approach, and used the practical expedients for completed contracts in IFRS 15.C5(a) and (b), and for modified contracts in accordance with IFRS 15.C5(c).

IFRS 15 did not have a significant impact on the Company’s accounting policies. Approximately half of the Company’s revenue is related to construction contracts which will continue to be recognized over time under the cost-to-cost method under the new standard. The Company identified that certain of its construction contracts had two performance obligations under IFRS 15 versus one component under IAS 11 and IAS 18. However, this change did not materially impact revenue recognition for the periods presented and is not expected to materially impact the amount or timing of revenue recognized in the future. The remainder of the Company’s revenue is related to services contracts in its Imagery and Services segments. Revenue in the Imagery segment is recognized based on satellite capacity made available to the customer in a particular period, when imagery is delivered to the customer, or ratably over the subscription period. Under IAS 18, the Company was accounting for certain of its performance obligations on a straight-line basis. However, under IFRS 15, the Company will recognize revenue for these performance obligations as imagery is delivered. This change has not and is not expected to materially impact the amount or timing of revenues. The Services segment primarily enters into contracts that compensate the Company at a firm fixed price or on a time and materials basis. Revenue is typically recognized for these contracts over time based on the stage of services completed to date as a percentage of total services to be performed, or on the basis of time plus reimbursable costs incurred during the period. The Company did not identify any changes to its accounting policies for contracts in its Services segment as a result of applying IFRS 15.

IFRS 15 uses the term ‘contract asset’ and ‘contract liability’ to describe what the Company previously referred to as ‘construction contract assets’, ‘construction contract liabilities’ and ‘deferred revenue’. While the standard does not prohibit an entity from using alternative descriptions in the statement of financial position, the Company has adopted the terminology used in IFRS 15 to describe such balances. As at December 31, 2017, deferred revenue of $206.6 million and $134.3 million was previously classified in ‘current non-financial liabilities’ and ‘non-current non-financial liabilities’, respectively. Those amounts have been reclassified to current and non-current contract liabilities, respectively.

IFRS 9 - Financial Instruments

In July 2014, the IASB issued IFRS 9 - Financial Instruments, which replaces the earlier versions of IFRS 9 (2009, 2010, and 2013) and completes the IASB’s project to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 includes a logical model for classification and measurement of financial assets; a single, forward-looking ‘expected credit loss’ impairment model and a substantially reformed approach to hedge accounting to better link the economics of risk management with its accounting treatment.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

The Company adopted IFRS 9 on January 1, 2018. The adoption of IFRS 9 did not have a material impact on the Company’s condensed consolidated interim financial statements and related disclosures. With respect to classification and measurement, the Company has applied the exemption not to restate comparative information for prior periods. The determination of the business model within which a financial asset is held has been made on the basis of facts and circumstances that existed at the date of initial application. The following table and the accompanying notes below explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets as at January 1, 2018. The new carrying amounts under IFRS 9 are the same as the original carrying amounts under IAS 39.

	IAS 39	IFRS 9
Financial assets:
Current:
Cash and cash equivalents	Loans & receivables	Amortized cost
Trade and other receivables	Loans & receivables	Amortized cost

Financial assets, other:
Short-term investments[1]	Available for sale	Fair value through earnings
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

Non-current:
Financial assets, other:
Notes receivable	Loans & receivables	Amortized cost
Derivative financial instruments	Fair value through earnings	Fair value through earnings
Long-term investments[2]	Available for sale	Fair value through earnings
Restricted cash	Loans & receivables	Amortized cost

1	The balance included in other comprehensive income related to these assets was zero at December 31, 2017. Therefore, no adjustment was required to retained earnings as at January 1, 2018.
2

IFRS 9 requires all investments in equity instruments to be measured at fair value. However, in limited instances, cost may be an appropriate estimate of fair value. The Company determined that cost was an appropriate estimate of fair value as at January 1, 2018 and September 30, 2018.

Refer to note 7 for the carrying amounts and fair values of financial assets and financial liabilities.

The Company has elected to defer application of the new general hedging model under IFRS 9 on all of its hedges and continue to apply the hedge accounting requirements of IAS 39 in their entirety until the standard resulting from the IASB's project on macro hedge accounting is effective.

4.New standards and interpretations not yet adopted:

IFRS 16 - Leases

In January 2017, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Company is currently evaluating the impact of IFRS 16 on its financial statements.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

5.Business combination:

On July 16, 2018, the Company acquired Neptec Design Group Ltd. (“Neptec”), a leading electro-optical and electro-mechanical systems and high-performance intelligent Light Detection and Ranging company for C$40.0 million, net of cash acquired, comprised of approximately C$7.8 million in cash and the balance in common shares of Maxar. With Neptec, the Company will deliver end-to-end robotic systems and an expanded set of solutions in order to capture growth and accelerate advancement into new and expanding space segments. As a result of the transaction, the Company recognized preliminary values of C$29.1 million of goodwill (not deductible for tax purposes), C$12.8 million of intangible assets, and C$1.9 million of net liabilities. Neptec’s operating results are included in the Company’s consolidated financial statements beginning from the date of acquisition and had an immaterial effect on the Company’s consolidated financial results for the period ended September 30, 2018. Direct transaction costs of the Neptec acquisition were not material and were expensed as incurred.

On October 5, 2017, the Company completed the acquisition of DigitalGlobe, Inc. (“DigitalGlobe”) for a combination of equity and cash consideration totaling $2,328.2 million (the “DigitalGlobe Transaction”). Headquartered in Westminster, Colorado, DigitalGlobe is a global leading provider of high-resolution Earth imagery, data and analysis.

The merger consideration paid out on the closing of the transaction excluded amounts due to dissenting shareholders owning 80,000 shares of DigitalGlobe Series A Convertible Preferred Stock (the “Preferred Stockholders”) and 352,225 common shares of DigitalGlobe. In the fourth quarter of 2017, shareholders owning 90,000 DigitalGlobe common shares withdrew their dissent and were paid the original merger consideration in the second quarter of 2018.  On June 15, 2018, the Company entered into an agreement to settle all pending litigation with the Preferred Stockholders (the “Settlement Agreement”). Under the Settlement Agreement, the Preferred Stockholders received (i) 2,206,464 common shares of Maxar and (ii) a payment in cash for the interest that has accrued on the merger consideration from the closing of the DigitalGlobe Transaction. Refer to note 11 for the settlement with Preferred Stockholders included within the statement of earnings.

In note 9 of the Company’s consolidated financial statements for the year ended December 31, 2017, the Company disclosed the fair value of the consideration transferred and the preliminary estimated fair values of the major classes of assets acquired and liabilities assumed at the acquisition date. No significant adjustments have been made for the nine months ended September 30, 2018. The Company may adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as new information is obtained about facts and circumstances that existed as of the closing date. Changes in estimates and assumptions used could have a material impact on the amount of goodwill recorded and the amount of depreciation and amortization expense recognized in earnings for depreciable assets in future periods.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

6.Debt:

	September 30,	December 31,
	2018	2017
Syndicated Credit Facility:
Revolving loan payable	$561.0	$454.0
Operating loan payable in Canadian dollars (September 30, 2018 - C$107.0 million; December 31, 2017 - C$51.0 million)	82.9	40.6
Term Loan A	500.0	500.0
Term Loan B	1,980.0	2,000.0
Financing fees	(44.1)	(52.4)
Obligations under finance leases	15.3	18.8
Total long-term debt	3,095.1	2,961.0
Current portion	(13.0)	(18.1)
Non-current portion	$3,082.1	$2,942.9

On October 5, 2017, in connection with the DigitalGlobe Transaction, the Company entered into a $3.75 billion senior secured syndicated credit facility (the “Syndicated Credit Facility”), which is comprised of the four-year senior secured first lien revolving credit facility and four-year senior secured first lien operating facility (collectively, the “Revolving Credit Facility”), the senior secured first lien term A facility (“Term Loan A”), and the seven-year senior secured first lien term B facility (“Term Loan B”). The net proceeds of the Syndicated Credit Facility were used, along with cash on hand, to consummate the DigitalGlobe Transaction, to refinance all amounts outstanding under the Company’s existing syndicated credit facility and senior term loans, to repay DigitalGlobe’s outstanding indebtedness, to pay transaction fees and expenses, to fund working capital and for general corporate purposes.

Term Loan B amortizes in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the loan. During the nine months ended September 30, 2018, the Company repaid three quarterly installments of $5.0 million, plus an additional $5.0 million for Term Loan B, totaling $20.0 million in repayments.

The Revolving Credit Facility includes an aggregate $200.0 million sub limit under which letters of credit can be issued. As of September 30, 2018 and December 31, 2017, the Company had $17.6 million and $25.8 million, respectively, of issued and undrawn letters of credit outstanding under the Revolving Credit Facility.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

7.Financial instruments and fair value disclosures:

(a) Financial instruments by category:

The classification of financial assets and liabilities and their carrying amounts are as follows:

As at September 30, 2018:

		Derivative
	Financial	instruments
	assets at	in a
	fair value	qualifying		Other	Total
	through	hedging	Amortized	financial	carrying
	earnings	relationship	cost	assets	amount
Financial assets:
Current:
Cash and cash equivalents	$-	$-	$10.6	$-	$10.6

Trade accounts receivable[1]	$-	$-	$277.1	$-	$277.1

Financial assets, other:
Short-term investments	$5.6	$-	$-	$-	$5.6
Notes receivable	-	-	0.1	-	0.1
Derivative financial instruments	3.1	1.2	-	-	4.3
Restricted cash	-	-	6.5	-	6.5
	$8.7	$1.2	$6.6	$-	$16.5
Non-current:
Financial assets, other:
Notes receivable	$-	$-	$22.0	$-	$22.0
Derivative financial instruments	1.9	8.6	-	-	10.5
Long-term investments[2]	25.5	-	1.3	-	26.8
Restricted cash	-	-	1.7	-	1.7
	$27.4	$8.6	$25.0	$-	$61.0

1	Other receivables of $34.5 million are not considered to be financial assets under IFRS 9.
2	Long-term investments excludes an investment of $25.1 million in a joint venture not subject to the scope of IFRS 9.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

		Derivative
	Financial	instruments
	liabilities at	in a
	fair value	qualifying		Total
	through	hedging	Amortized	carrying
	earnings	relationship	cost	amount
Financial liabilities:
Current:
Trade and other payables	$	$-	$239.0	$239.0
Financial liabilities, other:
Non-trade payables	$-	$-	$6.3	$6.3
Derivative financial instruments	1.6	1.1	-	2.7
	$1.6	$1.1	$6.3	$9.0

Securitization liability	$-	$-	$15.4	$15.4
Long-term debt:
Long-term debt	$-	$-	$6.7	$6.7
Obligations under finance leases	-	-	6.3	6.3
	$-	$-	$13.0	$13.0
Non-current:
Financial liabilities, other:
Non-trade payables	$-	$-	$13.3	$13.3
Derivative financial instruments	0.1	0.3	-	0.4
	$0.1	$0.3	$13.3	$13.7

Securitization liability	$-	$-	$96.9	$96.9
Long-term debt:
Long-term debt	$-	$-	$3,072.8	$3,072.8
Obligations under finance leases	-	-	9.3	9.3
	$-	$-	$3,082.1	$3,082.1

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

(b) Fair value of financial instruments:

The table below provides information about fair value of financial assets and liabilities carried at fair value as at September 30, 2018, except for the Company’s long-term investments. The different levels have been defined as follows:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:   Inputs for the assets  or liabilities that are not based on observable market data (unobservable inputs).

September 30, 2018	Level 1	Level 2	Level 3	Total
Assets
Short-term investments	$5.6	$-	$-	$5.6
Derivative financial instruments	$-	$14.8	$-	$14.8
Liabilities
Derivative financial instruments	$-	$3.1	$-	$3.1

For the three and nine months ended September 30, 2018, no transfers occurred between Level 1 and Level 2 financial instruments.

The fair values of the short-term investments are based on their quoted prices. The Company determines fair value of its derivative financial instruments based on internal valuation models, such as discounted cash flow analysis, using management estimates and observable market-based inputs, as applicable. Management estimates include assumptions concerning the amount and timing of estimated future cash flows and application of appropriate discount rates. Observable market-based inputs are sourced from third parties and include interest rates and yield curves, currency spot and forward rates, and credit spreads, as applicable.

Long-term investments includes an investment of $25.3 million (C$32.7 million) (December 31, 2017 - $26.1 million (C$32.7 million)) in unquoted equity securities in which the Company does not have significant influence. The Company determined that as at September 30, 2018, cost is a reasonable approximation of fair value.

The table below provides information about the fair value of financial assets and liabilities carried at amortized cost as at September 30, 2018 and December 31, 2017. It does not include fair value information for financial assets and liabilities if the carrying amount is a reasonable approximation of fair value. Except for long-term debt and the Company’s securitization liability, the fair values of all financial instruments carried at amortized cost approximated their carrying values as at September 30, 2018 and December 31, 2017.

	Total Carrying	Fair Value
	Value	Level 1	Level 2	Level 3
Long-term debt at September 30, 2018	$3,079.8	$-	$3,115.7	$-
Long-term debt at December 31, 2017	$2,942.2	$-	$3,176.3	$-
Securitization liability at September 30, 2018	$112.3	$-	$117.1	$-
Securitization liability at December 31, 2017	$106.3	$-	$118.1	$-

As at September 30, 2018 and December 31, 2017, substantially all of the Company’s assets were pledged as collateral.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

(c) Credit risk:

The Company has provided financial guarantee contracts to export credit agencies in the form of indemnities or letters of credit in partial support of selected satellite financings provided by the export credit agencies. If the financial guarantee contracts were called upon, the maximum value of the financial guarantee contracts as at September 30, 2018 would amount to $53.5 million (December 31, 2017 - $59.7 million).

8.Revenue and segmented information:

The Company’s business is organized into market sectors based on its products and services and has three reportable segments: (i)  Space Systems;  (ii)  Imagery; and (iii) Services.

Segmented information is prepared using the accounting policies described in note 3 of the Company’s consolidated financial statements for the year ended December 31, 2017, except for the application of hedge accounting, and as adjusted to reflect accounting policies adopted as of January 1, 2018 (refer to note 3). For segment reporting, hedge accounting is applied to all such hedging relationships even when not qualifying for hedge accounting under IFRS.

The Company’s Chief Operating Decision Maker (“CODM”) measures the performance of each segment based on revenue, adjusted EBITDA and segment Adjusted EBIT. Adjusted EBITDA is a non-IFRS measure and is defined as earnings before interest, taxes, depreciation and amortization, adjusted for items that management does not consider when evaluating segment performance including foreign exchange gains and losses, adjustments relating to hedge accounting as described above, share-based compensation expense or recovery, and other income or expense. Segment Adjusted EBIT is a non-IFRS measure and is defined as adjusted EBITDA less depreciation and amortization expense, excluding amortization of acquisition related intangible assets. The following table summarizes the operating performance of the reporting segments:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Revenues:
Space Systems	$262.5	$297.8	$885.8	$977.5
Imagery	209.2	11.8	632.6	30.4
Services	61.8	29.0	198.1	81.6
Intersegment eliminations	(25.3)	(1.2)	(71.7)	(3.4)
Total Revenue	$508.2	$337.4	$1,644.8	$1,086.1

Intersegment revenue eliminations:
Space Systems	$23.6	$0.6	$63.2	$2.0
Imagery	0.4	0.6	2.9	1.3
Services	1.3	—	5.6	0.1
	$25.3	$1.2	$71.7	$3.4

Adjusted EBITDA:
Space Systems	$19.0	$61.2	$115.8	$184.8
Imagery	132.9	7.5	407.2	17.0
Services	9.3	5.1	23.3	13.8
Intersegment eliminations	(4.9)	—	(12.3)	—
Total Segment Adjusted EBITDA	$156.3	$73.8	$534.0	$215.6
Space Systems depreciation and amortization	12.8	10.1	34.3	30.4
Imagery depreciation and amortization	35.3	0.2	103.2	0.3
Services depreciation and amortization	1.1	0.9	2.8	2.8
Segment Adjusted EBIT	$107.1	$62.6	$393.7	$182.1

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Segment Adjusted EBIT	$107.1	$62.6	$393.7	$182.1
Unallocated corporate expenses	(10.0)	(5.1)	(29.1)	(17.8)
Impairment loss and inventory obsolescence (note 10)	(383.6)	—	(383.6)	—
Amortization of acquisition related intangible assets	(70.3)	(8.0)	(206.7)	(24.0)
Foreign exchange differences	(0.5)	0.1	(2.0)	10.2
Share-based compensation expense (note 11)	(4.2)	(5.3)	(13.5)	(12.1)
Other expense (note 12)	(26.2)	(10.3)	(55.5)	(46.1)
(Loss) earnings before interest and taxes	(387.7)	34.0	(296.7)	92.3
Finance expense, net	(48.7)	(11.1)	(142.9)	(32.5)
(Loss) earnings before income taxes	$(436.4)	$22.9	$(439.6)	$59.8

The Company’s capital expenditures are as follows:

	Space			Corporate and
Three months ended September 30, 2018	Systems	Imagery	Services	eliminations	Total

Capital expenditures:
Property, plant and equipment	$—	$39.3	$0.5	$(5.2)	$34.6
Intangible assets	31.8	7.1	—	0.4	39.3
	$31.8	$46.4	$0.5	$(4.8)	$73.9

	Systems			Corporate and
Three months ended September 30, 2017	Systems	Imagery	Services	eliminations	Total

Capital expenditures:
Property, plant and equipment	$6.6	$0.1	$0.1	$0.1	$6.9
Intangible assets	14.4	—	—	—	14.4
	$21.0	$0.1	$0.1	$0.1	$21.3

	Space			Corporate and
Nine months ended September 30, 2018	Systems	Imagery	Services	eliminations	Total

Capital expenditures:
Property, plant and equipment	$11.2	$118.2	$1.3	$(10.7)	$120.0
Intangible assets	73.8	39.0	1.6	(0.3)	114.1
	$85.0	$157.2	$2.9	$(11.0)	$234.1

	Space			Corporate and
Nine months ended September 30, 2017	Systems	Imagery	Services	eliminations	Total

Capital expenditures:
Property, plant and equipment	$26.3	$0.1	$0.8	$0.1	$27.3
Intangible assets	42.9	—	0.2	0.2	43.3
	$69.2	$0.1	$1.0	$0.3	$70.6

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

The Company’s primary sources of revenue are as follows:

	Space
Three months ended September 30, 2018	Systems	Imagery	Services	Eliminations	Total
Construction contracts	$247.6	$—	$0.4	$(25.2)	$222.8
Service contracts	14.9	209.2	61.4	(0.1)	285.4
	$262.5	$209.2	$61.8	$(25.3)	$508.2

	Space
Three months ended September 30, 2017	Systems	Imagery	Services	Eliminations	Total
Construction contracts	$278.3	$—	$1.8	$(0.7)	$279.4
Service contracts	19.5	11.8	27.2	(0.5)	58.0
	$297.8	$11.8	$29.0	$(1.2)	$337.4

Nine months ended September 30, 2018	Systems	Imagery	Services	Eliminations	Total
Construction contracts	$843.9	$—	$1.9	$(64.8)	$781.0
Service contracts	41.9	632.6	196.2	(6.9)	863.8
	$885.8	$632.6	$198.1	$(71.7)	$1,644.8

	Space
Nine months ended September 30, 2017	Systems	Imagery	Services	Eliminations	Total
Construction contracts	$915.0	$—	$5.1	$(1.4)	$918.7
Service contracts	62.5	30.4	76.5	(2.0)	167.4
	$977.5	$30.4	$81.6	$(3.4)	$1,086.1

Certain of the Company’s contracts with customers in the Space Systems segment include a significant financing component since payments are received from the customer more than one year after delivery of the promised goods or services. The Company recognized orbital interest revenue of $8.0 million and $24.4 million for the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $9.0 million and $26.6 million, respectively) related to these contracts, which is included in revenue from construction contracts.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

The approximate revenue based on geographic location of customers is as follows:

	Space
Three months ended September 30, 2018	Systems	Imagery	Services	Eliminations	Total
United States	$145.4	$137.4	$53.7	$(24.8)	$311.7
Asia	35.8	50.7	5.7	—	92.2
Canada	32.5	5.9	0.2	(0.5)	38.1
Europe	18.8	8.0	0.4	—	27.2
South America	30.0	1.5	0.1	—	31.6
Other	—	5.7	1.7	—	7.4
	$262.5	$209.2	$61.8	$(25.3)	$508.2

	Space
Three months ended September 30, 2017	Systems	Imagery	Services	Eliminations	Total
United States	$131.8	$1.2	$28.4	$(1.0)	$160.4
Asia	63.7	1.1	0.4	—	65.2
Canada	60.0	4.3	0.2	(0.2)	64.3
Europe	37.6	4.9	0.2	—	42.7
South America	0.4	—	—	—	0.4
Other	4.3	0.3	(0.2)	—	4.4
	$297.8	$11.8	$29.0	$(1.2)	$337.4

	Space
Nine months ended September 30, 2018	Systems	Imagery	Services	Eliminations	Total
United States	$491.9	$414.4	$184.1	$(70.7)	$1,019.7
Asia	97.1	157.2	9.7	—	264.0
Canada	125.4	13.8	0.6	(1.0)	138.8
Europe	72.9	22.9	1.1	—	96.9
South America	95.3	3.2	0.5	—	99.0
Other	3.2	21.1	2.1	—	26.4
	$885.8	$632.6	$198.1	$(71.7)	$1,644.8

	Space
Nine months ended September 30, 2017	Systems	Imagery	Services	Eliminations	Total
United States	$350.2	$3.5	$76.9	$(3.0)	$427.6
Asia	200.3	2.6	3.0	—	205.9
Canada	242.0	11.0	0.6	(0.4)	253.2
Europe	152.1	12.5	0.6	—	165.2
South America	7.8	0.1	0.1	—	8.0
Other	25.1	0.7	0.4	—	26.2
	$977.5	$30.4	$81.6	$(3.4)	$1,086.1

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

Contract assets and contract liabilities by segment are as follows:

	Space
As at September 30, 2018	Systems	Imagery[1]	Services	Total
Contract Assets	$185.3	$—	$—	$185.3
Contract Liabilities	181.9	258.9	2.2	443.0

	Space
As at December 31, 2017	Systems	Imagery[1]	Services	Total
Contract Assets	$127.8	$—	$0.5	$128.3
Contract Liabilities	266.3	329.8	3.7	599.8

1

The contract liability balance associated with the Company’s EnhancedView contract was $208.1 million and $277.9 million at September 30, 2018 and December 31, 2017, respectively. During the nine months ended September 30, 2018, imputed interest on advanced payments increased the contract liability balance by $20.3 million, and $90.1 million in revenue was recognized, decreasing the contract liability balance. The contract liability balance associated with the Company’s EnhancedView contract is expected to be recognized as revenue over the contract term, or through August 31, 2020. There were no deferred contract costs on the balance sheet associated with this contract as of September 30, 2018 or December 31, 2017.

Revenue from significant customers is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Government:
U.S. Federal Government and agencies	$206.2	$51.8	$657.2	$119.9
Canadian Federal Government and agencies	23.8	44.7	82.5	143.2

The Company’s non-current non-financial assets, property, plant and equipment, intangible assets and goodwill are geographically located as follows:

	September 30,	December 31,
	2018	2017
United States	$4,917.1	$5,081.4
Canada	123.3	142.7
Europe	0.5	0.2
	$5,040.9	$5,224.3

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

9.Expenses by nature:

The following table classifies the Company’s operating expenses by nature:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Employee salaries and benefits	$176.8	$125.1	$528.9	$410.3
Costs related to defined benefit plans	1.6	(1.2)	4.8	2.9
Costs related to defined contribution plans	5.1	4.4	13.7	11.8
Inventories used	12.7	15.5	61.8	72.1
Inventory obsolescence	37.7	—	37.7	—
Subcontractor costs relating to construction and service contracts	77.1	75.1	292.7	271.2
Materials, equipment, professional fees, travel and other	88.7	53.4	237.6	123.2
Direct costs, selling, general and administration	399.7	272.3	1,177.2	891.5
Depreciation and amortization	119.5	19.2	347.0	57.5
Impairment losses	345.9	—	345.9	—
Foreign exchange loss (gain)	0.4	(3.7)	2.4	(13.4)
Share-based compensation expense (note 11)	4.2	5.3	13.5	12.1
Other expense (note 12)	26.2	10.3	55.5	46.1
	$895.9	$303.4	$1,941.5	$993.8

10.   Impairment losses and inventory obsolescence:

Non-financial assets are tested annually for impairment in the fourth quarter or whenever there is an indication that an asset may be impaired. Non-financial assets that do not generate independent cash flows are grouped together into a cash generating unit (“CGU”), which represent the level at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGUs exceeds its recoverable amount. Impairment is first evaluated by management at the CGU level, absent allocated goodwill.

The Company considers whether any indicators of impairment exist each quarter. The GeoComm business, a CGU within the Space Systems segment, forecasted it would have a significantly different mix of programs at the beginning of the year. Additionally, the GeoComm business predicted it would be awarded approximately three to four contracts for geocomm satellites, or approximately thirty percent of the overall 2018 industry awards. During Q1 2018, the Company was awarded a contract to provide the B-SAT satellite, and it was also selected to build the AMOS-8 satellite, a key program with the Israeli government. By the end of Q2 2018, the Company was still confident in its prediction of three to four geocomm satellite builds.  For the three months ended March 31, 2018 and six months ended June 30, 2018, the Company concluded that no indicators of impairment were present.

In the third quarter of 2018, it became clear that industry and macroeconomic factors had declined substantially from earlier forecasts. By August 2018, there were only five winnable programs across the industry for the entire year, and two to three other satellites from the total industry outlook of eight to twelve awards were delayed. In addition, in Q3 2018 it became apparent that the Israeli government intended to use an Israeli satellite manufacturer in place of SSL to build AMOS 8. The Company does not expect the long-term outlook for the GeoComm business to rebound significantly from current year award levels. Lower award volumes also contribute to reduced profitability from under-absorbed fixed indirect overhead costs, as the Company's facilities in Palo Alto, CA are significantly over-sized for today's business volume. As a result of these and other factors, the Company commenced an effort in the third quarter of 2018 to assess strategic alternatives for its GeoComm business, including a potential sale, and implemented a major restructuring initiative to right size the GeoComm business for its current environment.

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

The aggregation of the above factors resulted in an impairment trigger being identified as at August 31, 2018 at the GeoComm CGU. The Company first performed an impairment test of the GeoComm CGU. The impairment test of the GeoComm CGU evaluated the non-financial assets held by the Company based on an asset group level, absent allocated goodwill.  Assets were aggregated to the level in which independent cash flows could be generated for their respective groupings.  The carrying values of these asset groups were compared against their fair value less costs of disposal for possible impairment and an impairment loss of $345.9 million related to property, plant and equipment and intangible assets was recorded for the three months ended September 30, 2018.

Impairment losses by asset class were recorded as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Impairment loss by asset class:
Intangible assets, net	$260.3	$—	$260.3	$—
Property, plant and equipment, net	85.6	—	85.6	—
Total impairment loss	$345.9	$—	$345.9	$—

An impairment loss was recognized on intangible assets primarily due to future cash flows associated with the intangible assets not being sufficient to cover the total book value of those assets. The property plant and equipment’s fair value was based on observable inputs where possible (Level 2), in which market data could be applied.  However, due to the specialized nature of the majority of these assets, inputs for the valuation were unobservable (Level 3). The fair value less cost of disposal for these assets was based on an orderly liquidation value. The impairment loss on property, plant and equipment was driven largely by obsolescence and reduced future use of equipment and buildings.

The significant decrease in the Company’s GeoComm forecast and declining macroeconomic environment in which the GeoComm business operates also caused a significant decrease in the forecasted usage of inventory held by the Company. The Company was previously holding inventory on hand in anticipation of awards to be won during the second half of 2018 and for the AMOS 8 program. The impacts from the loss of AMOS 8 and inability to obtain the forecasted awards culminated during the third quarter of 2018. These factors compelled the Company to re-evaluate its inventory reserves for inventory that was previously pegged to forecasted usage.  All GeoComm inventory subject to discernment over future use based on forecasts was assessed for possible obsolescence. The result of the re-assessment of future usage of the on-hand inventory was an incremental inventory obsolescence reserve of $37.7 million for the three months ended September 30, 2018.

Goodwill is tested annually in the fourth quarter or whenever there is an indication that an asset may be impaired. The Company performs its goodwill impairment testing based on three groups of Cash Generating Unit's (“CGU's”) representing its three operating segments as this is the lowest level at which management monitors goodwill. The GeoComm CGU represents a material portion of the Space Systems segment, and as such, the Company identified an indicator of goodwill impairment at the Space Systems segment. The Space Systems segment is comprised of multiple CGU’s, which include the GeoComm CGU, Smallsat CGU and numerous CGU’s within the MDA Canada business. The goodwill impairment test yielded no impairment, as the fair value of the Space Systems segment exceeded its carrying value by 87%. The key assumptions used in performing the goodwill impairment test were as follows:

Valuation method	Discount rate	Perpetual growth rate

Value in use	11%	2%

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

The Company performed a sensitivity analysis on key assumptions. An increase of 1% to the discount rate or a decrease of 1% to the perpetual growth rate, individually or in the aggregate, would not result in goodwill impairment.

11.Share-based payment plans:

The details of share-based compensation expense are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Share appreciation rights:
Cash-settled	$(3.6)	$2.6	$(11.2)	$4.5
Equity-settled	1.3	2.4	3.8	6.4
Restricted share units:
Equity-settled	6.3	—	19.9	—
Deferred share units:
Equity-settled	0.2	0.2	0.7	0.6
Share matching program	(0.1)	—	(0.1)	0.1
Employee share purchase plan	0.1	0.1	0.4	0.5
Share-based compensation expense	$4.2	$5.3	$13.5	$12.1

As at September 30, 2018, the intrinsic value for vested cash-settled share-based payment awards, being the positive difference between the market price of the Company’s share and the exercise price of the award, was nil (December 31, 2017 - $2.3 million).

12.Other expense:

The components of other expense are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Acquisition and integration related expense	$14.1	$9.6	$24.8	$29.9
Restructuring and enterprise improvement costs	7.4	0.7	20.0	16.2
Legal settlement and provision	4.7	—	7.9	—
Loss on sale of subsidiary	—	—	2.8	—
Other expense	$26.2	$10.3	$55.5	$46.1

For the three and nine months ended September 30, 2018, the Company incurred costs of $14.1 million and $24.8 million, respectively, for integration related costs in connection with the DigitalGlobe Transaction compared to $9.6 million and $29.9 million of acquisition related costs for the same periods of 2017, respectively. The expenditures in 2018 related to retention, creation of cross functional support services, legal fees and other costs. The retention costs were incurred to incentivize certain DigitalGlobe employees to remain with the Company for a specified period of time. The Company expects to incur additional integration related costs in future periods in order to execute its integration plan and to realize the revenue and cost synergies expected to be achieved. The acquisition costs in 2017 were for the DigitalGlobe Transaction, and consisted primarily of legal, tax, consulting and other professional fees.

During the three and nine months ended September 30, 2018, the Company incurred employee severance and enterprise improvement costs of $7.4 million and $20.0 million, respectively, compared to $0.7 million and $16.2 million for the same periods of 2017. Restructuring costs were primarily related to employment termination within our Space Systems segment. These restructuring actions were undertaken in response to fluctuations in the geostationary communication

MAXAR TECHNOLOGIES LTD.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts in millions of United States dollars, except per share amounts)

Three and nine months ended September 30, 2018 and 2017

market and to align with our new strategy. Enterprise improvement costs related to consultant fees for a project to evaluate strategic alternatives for its GeoComm business.

Legal settlement and provision includes the settlement with Preferred Stockholders and a provision related to a business dispute. As a result of the Settlement Agreement with the Preferred Stockholders in June 2018, the Company recognized $3.2 million in expense to reflect the additional consideration transferred to the Preferred Stockholders. In September 2018, the Company accrued $4.7 million related to a business dispute.

13.Earnings per common share:

Basic earnings per common share is computed by dividing net (loss) earnings by the sum of the weighted average number of common shares outstanding during the period plus outstanding deferred share units awards. Diluted earnings per common share is computed by adjusting the basic earnings per common share calculation for the effects of all potentially dilutive share appreciation rights or restricted share units.

The following table sets forth the computations of basic and diluted earnings per common share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
Net (loss) earnings - basic	$(432.5)	$12.3	$(420.1)	$35.9
Effect of potentially dilutive share appreciation rights	—	—	—	—
Net (loss) earnings - dilutive	$(432.5)	$12.3	$(420.1)	$35.9
Weighted average number of common shares outstanding	59.1	36.5	57.5	36.5
Deferred share units outstanding	0.1	—	0.1	—
Weighted average number of common shares outstanding - basic	59.2	36.5	57.6	36.5
Weighted average common share equivalents from restricted share units	—	—	—	—
Weighted average number of common shares outstanding - diluted	59.2	36.5	57.6	36.5
(Loss) earnings per common share:
Basic	$(7.31)	$0.34	$(7.29)	$0.98
Dilutive	$(7.31)	$0.34	$(7.29)	$0.98

Certain share-based awards were excluded from the diluted weighted average number of ordinary common shares outstanding calculation because their effect would have been anti-dilutive. These awards included 2.8 million share appreciation rights for the each of the three months and nine months ended September 30, 2018 (for each of the three and nine months ended September 30, 2017– 4.6 million) and 0.3 million and 0.4 million restricted share units for the three and nine months ended September 30, 2018, respectively (for each of the three and nine months ended September 30, 2017- nil).

The average market value of the Company’s common shares for the purpose of calculating the dilutive effect of share-based compensation awards was based on quoted market prices for the period in which the share-based compensation awards were outstanding.

14.Subsequent events:

On October 31, 2018, the Company declared a quarterly dividend of C$0.37 per common share payable on December 31, 2018 to shareholders of record at the close of business on December 14, 2018.